Revise the former announcement regarding the effective date of the appointment of new accounting officer

Date of events: 2013/10/31

Contents:

1. Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel(CEO, COO, CMO, CSO, etc.), financial officer, accounting officer, research and development officer, or internal audit officer):accounting officer.

2.	Date of occurrence of the change: 2013/10/31

3.	Name, title, and resume of the replaced person:

Shui-Yi Kuo (Šs…‹`),Vice President of Accounting Department, Master’s degree in Accounting from Chengchi University.

4. Name, title, and resume of the replacement: Bao-Jin Chang (’£›‹à),Assistant Vice President of Accounting Department Chunghwa Telecom Co., Ltd. , Bachelor’s degree in Accounting from Soochow University.

5. Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ):position adjustment.

6.	Reason for the change: position adjustment

7.	Effective date: the date on which the new accounting officer's assumption of office.

8.	Any other matters that need to be specified: None